[redacted]

11019148

PUBLIC

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section

FEB 28 2011

Washington DC 110

SEC FILE NUMBER
8- 31481

8-31461

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Cuttone and Company, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

111 Broadway
(No. and Street)

New York	NY	10006
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Lewis Cohen (646) 943-5461
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Raich Ende Malter & Co. LLP
(Name – *if individual, state last, first, middle name*)

1375 Broadway, 15th Floor	New York	NY	10018
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Donato A. Cuttone, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Cuttone and Company, Inc., as of December 31, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Pres / CEO

Title

Notary Public

ANTHONY P. MASTROIANNI
NOTARY PUBLIC-STATE OF NEW YORK
No. 01MA6150690
Qualified in Kings County
My Commission Expires August 07, 2014

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CUTTONE & COMPANY, INC.

Statement of Financial Condition
December 31, 2010

(Filed Pursuant to Rule 17a-5(e)(3)
Under the Securities Exchange Act of 1934
as a PUBLIC DOCUMENT)

CUTTONE & COMPANY, INC.

Table of Contents
December 31, 2010

PAGE

INDEPENDENT AUDITORS' REPORT 1

FINANCIAL STATEMENT

Statement of Financial Condition 2

NOTES TO FINANCIAL STATEMENT 3-6

RAICH ENDE MALTER & CO. LLP
CERTIFIED PUBLIC ACCOUNTANTS & ADVISORS

1375 Broadway, 15th Floor
New York, New York 10018
212.944.4433
212.944.5404 (fax)
cpa@rem-co.com

90 Merrick Avenue, Suite 802
East Meadow, New York 11554
516.228.9000
516.228.9122 (fax)

Offices in NYC & Long Island

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders
Cuttone & Company, Inc.

We have audited the accompanying statement of financial condition of Cuttone & Company, Inc. as of December 31, 2010, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above present fairly, in all material respects, the financial position of Cuttone & Company, Inc. as of December 31, 2010, in conformity with accounting principles generally accepted in the United States of America.

Raich Ende Malter & Co LLP

RAICH ENDE MALTER & CO. LLP
New York, New York
February 24, 2011

CUTTONE & COMPANY, INC.

Statement of Financial Condition
December 31, 2010

ASSETS	
Cash and cash equivalents	$ 3,300,067
Receivables from brokers - net	2,350,167
Furniture, equipment, and leasehold improvements - net	207,393
Other assets	652,104
	$ 6,509,731
LIABILITIES AND STOCKHOLDERS' EQUITY	
Liabilities	
Accounts payable and accrued expenses	$ 1,251,397
Commissions payable	708,373
Notes payable	438,636
Taxes payable - current	71,129
- deferred	1,269
	2,470,804
Stockholders' Equity	
Common stock - $1.00 par value - 2,000 shares authorized, 1,000 shares issued and 900 outstanding	1,000
Additional paid-in capital	213,286
Retained earnings	4,263,277
Treasury stock, at cost; 100 shares	(438,636)
	4,038,927
	$ 6,509,731

See notes to financial statement.

1 - ORGANIZATION AND BUSINESS

Cuttone & Company, Inc. (the "Company") was incorporated on January 20, 1984 under the laws of the State of New York where it also maintains its main office in New York City. The company also maintains offices in Florida, South Carolina and Texas.

The Company is registered with the Securities and Exchange Commission as a broker/dealer pursuant to the Securities Exchange Act of 1934. It is a member of the Financial Industry Regulatory Authority (FINRA).

The Company executes orders on behalf of other brokerage firms and institutional customers. All securities transactions are cleared through other broker/dealers (the "Clearing Brokers") on a fully disclosed basis and, therefore, the Company is exempt from SEC Rule 15c3-3.

2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a. ***Cash Equivalents*** - For purposes of the Statement of Cash Flows, the Company considers all short term debt securities purchased with a maturity of three months or less as well as money market funds, to be cash equivalents.

b. ***Revenue Recognition*** - Commissions on trades executed on behalf of customers related to securities traded on exchanges registered with the SEC are recorded on a trade date basis as required by accounting principles generally accepted in the United States of America.

c. ***Depreciation and Amortization*** - Furniture, equipment, and leasehold improvements are stated at cost. Furniture and equipment are depreciated using accelerated methods over the estimated useful lives of three to seven years. Leasehold improvements are amortized over the term of the respective leases on a straight-line basis.

d. ***Income Taxes*** - The Company, with the consent of its stockholders, has elected to be taxed as an S corporation under applicable federal and New York State statutes. Accordingly, the Company is treated for federal and New York State income tax purposes substantially as a flow through entity instead of as a corporation. In lieu of corporate income taxes, the stockholders are taxed on their proportionate share of the Company's taxable income. The Company is subject to income taxes in other states and localities including Florida, South Carolina, Texas, and New York City. The Company files federal, state and local income tax returns in the jurisdictions noted above, and the earliest tax year that is subject to examination by these taxing authorities is 2007.

   The Financial Accounting Standards Board ("FASB") issued Accounting for Uncertainty in Income Taxes, which clarified the accounting and disclosures for uncertain tax positions related to income taxes recognized in the financial statements and addresses the determination of whether tax benefits claimed or expected to be claimed on a tax return should be recorded in the financial statements. The Company may recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained upon examination by the taxing authorities based on the technical merits of the position.

Continued

The Company did not have material unrecognized tax benefits as of December 31, 2010 and does not expect this to change significantly over the next twelve months. In connection with the adoption of the guidance, the Company will recognize interest and penalties accrued on any unrecognized tax benefits as a component of income tax expense (choices include other expense). As of December 31, 2010, the Company has no accrued interest or penalties related to uncertain tax positions.

e. ***Fair Value of Financial Instruments*** - The carrying amounts reflected in the statement of financial position for cash, cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value, due to the short maturity of these instruments.

f. ***Use of Estimates*** - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions. The estimates and assumptions affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3 - RECEIVABLES FROM AND PAYABLES TO BROKERS

As of December 31, 2010, the amount due from Brokers includes commissions earned and not paid out by the Clearing Broker and direct billings to Brokers, net of applicable clearing charges, other fees and an allowance for estimated uncollectible accounts. In addition, the Company has cash balances at the Clearing Broker, including the required clearing deposit and minimum equity account pursuant to the Clearing Agreement.

Amounts receivable from Brokers net of payables at December 31, 2010 consist of the following:

	Receivable (Payable)
Commissions and cash balances due from Clearing Broker	$ 1,220,181
Direct billing due from Brokers	471,016
Deposit Accounts with Clearing Broker	
Clearing Deposits	700,000
Equity Account	162,544
Clearing charges and other fees	(97,458)
Allowance for doubtful accounts	(106,116)
	$ 2,350,167

Pursuant to the Clearing Agreement, the Company may offset receivable and payable balances in the accounts held at the respective Clearing Broker.

4 - RECEIVABLE FROM OFFICERS

During the year, the Company has advanced funds to certain officers of the Company. Such advances are non-interest bearing and are partially repaid throughout the year. At December 31, 2010, the amount due from officers is $176,343 and is included in other assets.

5 - FURNITURE, EQUIPMENT AND LEASEHOLD IMPROVEMENTS

Furniture, equipment, and leasehold improvements are stated at cost and are summarized at December 31, 2010 as follows:

Furniture and equipment	$ 344,748
Leasehold improvements	282,720
	627,468
Less: Accumulated depreciation and amortization	420,075
	$ 207,393

6 - INCOME TAXES

Deferred income tax liabilities reflect the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income taxes. The component of the net deferred income tax liability is due to the tax versus book depreciation difference in the amount of $1,269.

7 - COMMITMENTS

The Company is obligated under various operating leases for its offices and office equipment.

Offices located in New York are subject to a seven year lease expiring in June 2015 which provides that in addition to the minimum base rent the Company shall pay its pro-rata share of real estate taxes and operating costs as defined in the lease agreement. Offices located in Texas and Florida are subject to a six and fourteen month lease, respectively, both of which expired in 2009. These leases have continued on a month-to-month basis.

Leased office equipments are subject to leases with terms of 36 months expiring in 2010.

Future minimum lease payments under these operating leases at December 31, 2010 are as follows:

For the Years Ended December 31,	
2011	$ 476,386
2012	502,842
2013	515,872
2014	529,296
2015	268,056
	$ 2,292,452

8 - CONCENTRATION

The Company maintains cash balances at financial institutions subject to Federal Deposit Insurance Corporation ("FDIC") regulations. Cash in banks is insured up to $250,000 per institution. Bank balances, from time to time, exceed federally insured limits. As of December 31, 2010, the Company's cash balances on deposit exceeded the insured limit by $2,500,500.

9 - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1) which requires the maintenance of minimum net capital and requires the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2010, the Company had net capital, as defined, of $3,034,892 which was $2,870,172 in excess of its required net capital of $164,720. The Company's net capital ratio was .81 to 1.

10 - Off-Balance-Sheet Risk

In accordance with a clearance agreement, the Company has agreed to indemnify the clearing broker for losses, if any, which the clearing broker may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the Clearing Broker monitor collateral on the customers' accounts.

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company may incur a loss if it has to purchase or sell the financial instrument underlying the trade or contract.

11 - Treasury Stock

During 2010, pursuant to the provisions of the Stock Repurchase Agreement the Company purchased the common stock held by two withdrawing shareholders for an aggregate cost of $438,636. In connection with the stock repurchase the Company issued promissory notes to the two shareholders in the amount of $219,318 each. The principal amount under the notes is due August 2013 and interest will be paid at the end of each quarter commencing in March 2011 at the rate of 3.25% per annum.